Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 29, 2019
Pricing Supplement dated               , 2019
(To ETF Underlying Supplement dated November 15, 2018,

Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$               Contingent Coupon Autocallable Notes Linked to the Lowest Performing of the VanEck Vectors® Gold Miners ETF and the SPDR® S&P® Oil & Gas Exploration & Production ETF due September 30, 2024

•                The Contingent Coupon Autocallable Notes (the “notes”) will provide quarterly Contingent Coupon Payments at a rate of 2.625% (10.50% per annum) until the earlier of maturity or automatic call if, and only if, the Closing Price of the Lowest Performing Reference Asset on the applicable quarterly Coupon Determination Date is greater than or equal to its Coupon Barrier Price (50% of its Initial Price).

•                If the Closing Price of the Lowest Performing Reference Asset on any semi-annual Call Observation Date is greater than or equal to its Call Price (100% of its Initial Price), we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment. No further amounts will be owed to you.

•                If the notes have not been previously called, the Payment at Maturity will depend on the Final Price of the Lowest Performing Reference Asset and will be calculated as follows:

a.             If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Principal Barrier Price (50% of its Initial Price): (i) the principal amount plus (ii) the final Contingent Coupon Payment.

b.            If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Lowest Performing Reference Asset. In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

•                The notes will not be listed on any securities exchange.

•                The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount(1)(2)	Proceeds to Issuer
Per Note	$1,000	Up to $40	At least $960
Total	$	$	$

(1)          Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts may be between $960.00 and $1,000.00 per note.

(2)          The total “Underwriting Discount” and “Proceeds to Issuer” specified above reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date. Jefferies LLC (“Jefferies”) will receive a commission of up to $40 (4%) per $1,000 principal amount of notes. Jefferies may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” on page PS-20 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $899.90 and $919.90 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about September 30, 2019 against payment in immediately available funds.

Jefferies LLC

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the ETF Underlying Supplement dated November 15, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We have not, and Jefferies has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and Jefferies is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or Jefferies, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated November 15, 2018:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918068970/a18-39408_20424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:
https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:

The lowest performing of the VanEck Vectors® Gold Miners ETF (Bloomberg ticker “GDX UP Equity”) (the “GDX”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker “XOP UP Equity”) (the “XOP”) (each, a “Fund”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$

Term:	Five years, unless previously called

Trade Date/Pricing Date:	Expected to be September 25, 2019

Original Issue Date:	Expected to be September 30, 2019 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)

Final Valuation Date:

Expected to be September 25, 2024, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.

Maturity Date:

Expected to be September 30, 2024. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.

Contingent Coupon Payment:

On each Coupon Payment Date, you will receive a payment at the Contingent Coupon Rate if, and only if, the Closing Price of the Lowest Performing Reference Asset on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Price.

If the Closing Price of the Lowest Performing Reference Asset on any Coupon Determination Date is less than its Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Closing Price of the Lowest Performing Reference Asset is less than its Coupon Barrier Price on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the notes.

Each quarterly Contingent Coupon Payment, if payable, will be calculated per note as follows: $1,000 × Contingent Coupon Rate × (90/360). Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

Contingent Coupon Rate:	10.50% per annum (or 2.625% per quarter).

Coupon Barrier Price:	For each Fund, 50% of its Initial Price (rounded to two decimal places).

Coupon Determination Dates:	Expected Coupon Determination Dates*
	December 26, 2019	June 27, 2022
	March 26, 2020	September 27, 2022
	June 25, 2020	December 27, 2022
	September 25, 2020	March 28, 2023
	December 28, 2020	June 27, 2023
	March 26, 2021	September 26, 2023
	June 25, 2021	December 26, 2023
	September 27, 2021	March 26, 2024
	December 28, 2021	June 25, 2024
	March 28, 2022	September 25, 2024

*Each Coupon Determination Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.

Coupon Payment Dates:

The third Business Day following the related Coupon Determination Date, provided that the final Coupon Payment Date will be the Maturity Date.

Each Coupon Payment Date is subject to postponement as described under “Certain Terms of the Notes— Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Funds” in the underlying supplement.

Call Feature:

If the Closing Price of the Lowest Performing Reference Asset on any semi-annual Call Observation Date is greater than or equal to its Call Price, we will automatically call the notes and pay you on the applicable Call Payment Date the principal amount plus the applicable Contingent Coupon Payment otherwise due for that Call Observation Date.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the notes after such Call Payment Date. You will not receive any notice from us if the notes are automatically called.

Call Price:	For each Fund, 100% of its Initial Price (rounded to two decimal places).

Call Observation Dates:	The Coupon Determination Dates falling on March and September of each year, beginning on March 26, 2020 and ending on March 26, 2024.

Call Payment Dates:	The relevant Coupon Payment Date.

Payment at Maturity:

If the notes have not been previously called, the Payment at Maturity will be based on the Final Price of the Lowest Performing Reference Asset and will be calculated as follows:

•                  If the Final Price of the Lowest Performing Reference Asset is greater than or equal to its Principal Barrier Price:

Principal Amount + Final Contingent Coupon Payment

•                  If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price:

Principal Amount + (Principal Amount x Percentage Change of the Lowest Performing Reference Asset)

In this case, you will lose some or all of the principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Fund, expressed as a percentage, is calculated as follows: Final Price – Initial Price Initial Price

Principal Barrier Price:	For each Fund, 50% of its Initial Price (rounded to two decimal places).

Lowest Performing Reference Asset:

On any Coupon Determination Date, including the Final Valuation Date, the “Lowest Performing Reference Asset” is the Fund that has the lowest Closing Price on that date as a percentage of its Initial Price.

Initial Price:	For each Fund, its Closing Price on the Trade Date, subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Final Price:	For each Fund, its Closing Price on the Final Valuation Date.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13605WSE2 / US13605WSE20

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of any Fund relative to its Initial Price. We cannot predict the Closing Price of any Fund on any Coupon Determination Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Funds or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Lowest Performing Reference Asset from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity, and are calculated excluding any Contingent Coupon Payments paid prior to maturity. The following table and examples assume the following:

Principal Amount:	$1,000

Contingent Coupon Rate:	10.50% per annum (or 2.625% per quarter)

Hypothetical Initial Price of the Lowest Performing Reference Asset:	$100

Hypothetical Principal Barrier Price of the Lowest Performing Reference Asset:	$50 (50% of its Initial Price)

Hypothetical Final Price of the Lowest Performing Reference Asset	Hypothetical Percentage Change of the Lowest Performing Reference Asset	Hypothetical Payment at Maturity	Hypothetical Return on the Notes (Excluding Any Contingent Coupon Payments Paid Prior to Maturity)
$200.00	100.00%	$1,026.25 (1)	2.625%
$175.00	75.00%	$1,026.25	2.625%
$150.00	50.00%	$1,026.25	2.625%
$125.00	25.00%	$1,026.25	2.625%
$100.00(2)	0.00%	$1,026.25	2.625%
$90.00	-10.00%	$1,026.25	2.625%
$80.00	-20.00%	$1,026.25	2.625%
$70.00	-30.00%	$1,026.25	2.625%
$50.00(3)	-50.00%	$1,026.25	2.625%
$40.00	-60.00%	$400.00	-60.000%
$25.00	-75.00%	$250.00	-75.000%
$10.00	-90.00%	$100.00	-90.000%
$0.00	-100.00%	$0.00	-100.000%

(1)                               The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment.

(2)                               The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Initial Price of any Fund.

(3)                               This is the hypothetical Principal Barrier Price of the Lowest Performing Reference Asset.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Lowest Performing Reference Asset Is 50.00%.

Because the Final Price of the Lowest Performing Reference Asset is greater than its Principal Barrier Price, the Payment at Maturity would be $1,026.25 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.625%)

= $1,026.25

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the final Contingent Coupon Payment when the Final Price of the Lowest Performing Reference Asset is at or above its Principal Barrier Price, regardless of the extent to which the price of the Lowest Performing Reference Asset increases.

Example 2: The Percentage Change of the Lowest Performing Reference Asset Is -20.00%.

Because the Final Price of the Lowest Performing Reference Asset is greater than its Principal Barrier Price, the Payment at Maturity would be $1,026.25 per $1,000 principal amount, calculated as follows:

$1,000 + Final Contingent Coupon Payment

= $1,000 + ($1,000 × 2.625%)

= $1,026.25

Example 2 shows that the Payment at Maturity will equal the principal amount plus the final Contingent Coupon Payment when the Final Price of the Lowest Performing Reference Asset is at or above its Principal Barrier Price, although the price of the Lowest Performing Reference Asset has decreased.

Example 3: The Percentage Change of the Lowest Performing Reference Asset Is -75.00%.

Because the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Lowest Performing Reference Asset)

= $1,000 + ($1,000 × -75.00% )

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the Lowest Performing Reference Asset from its Initial Price if its Final Price is less than its Principal Barrier Price.  You may lose up to 100% of your principal amount at maturity. Even with any Contingent Coupon Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Fund, and will be fully exposed to a decrease in the Lowest Performing Reference Asset if the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, even if the Final Prices of the other Funds have appreciated or have not declined below their respective Principal Barrier Prices.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                You believe that the Closing Price of each Fund will be at or above its Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price of the Lowest Performing Reference Asset will be at or above its Principal Barrier Price.

•                You seek an investment with quarterly Contingent Coupon Payments at a rate of 2.625% (10.50% per annum) until the earlier of maturity or automatic call, if, and only if, the Closing Price of the Lowest Performing Reference Asset on the applicable Coupon Determination Date is greater than or equal to its Coupon Barrier Price.

•                You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price.

•                You are willing to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                You are willing to invest in the notes based on the fact that your maximum potential return is the sum of any Contingent Coupon Payments payable on the notes.

•                You are willing to forgo participation in any appreciation of any Fund.

•                You understand that the return on the notes will depend solely on the performance of the Lowest Performing Reference Asset on each Coupon Determination Date and consequently, the notes are riskier than alternative investments linked to only one of the Funds or linked to a basket composed of the Funds.

•                You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately six months, or you are otherwise willing to hold the notes to maturity.

•                You do not seek certainty of current income over the term of the notes.

•                You are willing to forgo dividends or other distributions paid on the Funds.

•                You do not seek an investment for which there will be an active secondary market.

•                You are willing to assume the credit risk of the Bank for any payments under the notes.

The notes may not be suitable for you if:

•                You believe that the Closing Price of at least one Fund will be below its Coupon Barrier Price on most or all of the Coupon Determination Dates, and the Final Price of the Lowest Performing Reference Asset will be below its Principal Barrier Price.

•                You believe that the Contingent Coupon Payments, if any, will not provide you with your desired return.

•                You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called and the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price.

•                You are unwilling to accept the risk that you may not receive any Contingent Coupon Payments on most or all of the Coupon Payment Dates and may lose up to 100% of the principal amount of the notes at maturity.

•                You seek full payment of the principal amount of the notes at maturity.

•                You seek an uncapped return on your investment.

•                You seek exposure to the upside performance of any or each Fund.

•                You seek exposure to a basket composed of the Funds or a similar investment in which the overall return is based on a blend of the performances of the Funds, rather than solely on the Lowest Performing Reference Asset.

•                You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•                You seek certainty of current income over the term of the notes.

•                You want to receive dividends or other distributions paid on the Funds.

•                You seek an investment for which there will be an active secondary market.

•                You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

If the notes are not called, you may lose all or a substantial portion of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Price of the Lowest Performing Reference Asset. The Bank will only repay you the full principal amount of your notes if the Final Price of the Lowest Performing Reference Asset is equal to or greater than its Principal Barrier Price. If the Final Price of the Lowest Performing Reference Asset is less than its Principal Barrier Price, you will lose 1% of the principal amount for each percentage point that the Final Price of the Lowest Performing Reference Asset is less than its Initial Price. You may lose a substantial portion or all of the principal amount. Even with any Contingent Coupon Payments, the return on the notes could be negative.

The automatic Call Feature limits your potential return.

If the notes are called, the payment on the notes on any Call Payment Date is limited to the principal amount plus the applicable Contingent Coupon Payment. In addition, if the notes are called, which may occur as early as the first Coupon Determination Date, the amount of coupon payable on the notes will be less than the full amount of coupon that would have been payable if the notes had not been called prior to maturity. If the notes are automatically called, you will lose the opportunity to continue to receive the Contingent Coupon Payments from the relevant Call Payment Date to the scheduled Maturity Date, and the total return on the notes could be minimal. Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

The notes do not provide for fixed payments of interest and you may receive no Contingent Coupon Payments on most or all of the Coupon Payment Dates.

On each Coupon Payment Date, you will receive a Contingent Coupon Payment if, and only if, the Closing Price of the Lowest Performing Reference Asset on the related Coupon Determination Date is greater than or equal to its Coupon Barrier Price. If the Closing Price of the Lowest Performing Reference Asset on any Coupon Determination Date is less than its Coupon Barrier Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date, and if the Closing Price of the Lowest Performing Reference Asset is less than its Coupon Barrier Price on each Coupon Determination Date over the term of the notes, you will not receive any Contingent Coupon Payments over the entire term of the notes.

You will not participate in any appreciation of any Fund and your return on the notes will be limited to the Contingent Coupon Payments paid on the notes, if any.

The Payment at Maturity will not exceed the principal amount plus the final Contingent Coupon Payment and any positive return you receive on the notes will be composed solely of the sum of any Contingent Coupon Payments received prior to and at maturity. You will not participate in any appreciation of any Fund. Therefore, if the appreciation of any Fund exceeds the sum of the Contingent Coupon Payments paid to you, if any, the notes will underperform an investment in securities linked to that Fund providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Funds.

The notes are subject to the full risks of the Lowest Performing Reference Asset and will be negatively affected if any Fund performs poorly, even if the other Funds perform favorably.

You are subject to the full risks of the Lowest Performing Reference Asset. If the Lowest Performing Reference Asset performs poorly, you will be negatively affected, even if the other Funds perform favorably. The notes are not linked to a basket composed of the Funds, where the better performance of some Funds could offset the poor performance of others. Instead, you are subject to the full risks of the Lowest Performing Reference Asset on each Coupon Determination Date. As a result, the notes are riskier than an alternative investment linked to only one of the Funds or linked to a basket composed of the Funds. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Lowest Performing Reference Asset.

The payments on the notes are not linked to the price of the Funds at any time other than the Coupon Determination Dates.

The payments on the notes will be based on the Closing Price of each Fund on the Coupon Determination Dates. Therefore, for example, if the Closing Price of a Fund declined substantially as of a Coupon Determination Date compared to its Initial Price or Coupon Barrier Price, as applicable, the notes will not be called and the relevant Contingent Coupon Payment will not be payable. Similarly, if the Final Price of the Lowest Performing Reference Asset declined substantially as of the Final Valuation Date compared to its Principal Barrier Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Lowest Performing Reference Asset prior to the Final Valuation Date. Although the actual price of a Fund at other times during the term of the notes may be higher than its Closing Price on a Coupon Determination Date, the payments on the notes will not benefit from the Closing Price of such Fund at any time other than the Coupon Determination Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the prices of the Funds, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our respective affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our respective affiliates may engage in trading and other business activities related to a Fund or any of its underlying assets that are not for your account or on your behalf. We, the agent, and our respective affiliates also may issue or underwrite other financial instruments with returns based upon a Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our respective affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of any Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the price of a Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our respective affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our respective affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our respective affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting a Fund has occurred, and make a good faith estimate in its sole discretion of the Closing Price for an affected Fund if the relevant Coupon Determination Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to a Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The performance of a Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although a Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of a Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of a Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of a Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

The GDX does not measure the performance of gold bullion.

The GDX measures the performance of shares of gold and silver mining companies and not gold bullion. Therefore the GDX may under- or over-perform gold bullion over the short- or long-term.

An investment in the notes is subject to risks associated with investing in securities with concentration in the gold and silver mining industry.

The GDX seeks to track the performance of the NYSE Arca Gold Miners Index, which is comprised of the stocks of companies primarily engaged in the mining of gold or silver. The shares of the GDX may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector. Because the GDX primarily invests in stocks and American depositary receipts of companies that are involved in the gold mining industry, and to a lesser extent the silver mining industry, the shares of the GDX, and the value of notes linked to the GDX, are subject to certain risks associated with such companies. Gold mining companies are highly dependent on the price of gold and subject to competition pressures that may have a significant effect on their financial condition. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Similarly, silver mining companies are highly dependent on the price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries.

An investment in the notes is subject to risks associated with investing in securities with concentration in the oil and gas exploration and production industry.

All or substantially all of the stocks held by the XOP are issued by companies in the oil and gas exploration and production industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Companies in the oil and gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the XOP’s performance. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims. These factors could affect the oil and gas exploration and production industry and could affect the value of the stocks held by the XOP and the price of the XOP during the term of the notes, which may adversely affect the value of your notes.

An investment in the notes is subject to risks associated with investing in the international securities market.

Investments in securities linked to the value of foreign equity securities involve particular risks. Your return on the notes and the value of the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Reference Assets’ holdings.

A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the Closing Price of each Reference Asset, which could, in turn, adversely affect the value of the notes. The foreign securities markets whose stocks comprise the Reference Assets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

An investment in the notes is subject to exchange rate risk.

Some of the securities held by a Fund may be issued by non-U.S. issuers. Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the Fund are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against these currencies, the net asset value of the Fund will be adversely affected and the price of the Fund, and consequently the market value of the notes, may decrease.

The notes will be subject to small-capitalization or mid-capitalization companies risk.

The GDX may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the GDX’s share price may be more volatile than an investment in stocks issued by large-capitalization companies.  Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the GDX to buy and sell them.  In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel.  Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences.  Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products. These factors could adversely affect the price of the GDX during the term of the notes, which may adversely affect the value of your notes.

Higher Contingent Coupon Rate or lower Principal Barrier Value are generally associated with Funds with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the price of a Fund. The greater the expected volatility with respect to a Fund on the Trade Date, the higher the expectation as of the Trade Date that the price of the Fund could close below its Principal Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Coupon Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of the Funds with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Fund can change significantly over the term of the notes. The price of a Fund could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Funds and the potential to lose some or all of your principal at maturity.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity or automatic call. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Jefferies or any of its affiliates may (but are not obligated to) make a secondary market for the notes. However, it may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Jefferies or any of its affiliates are willing to transact. If none of Jefferies or any of its affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE FUNDS

The VanEck Vectors® Gold Miners ETF

The GDX is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index, which is designed to track the overall performance of companies involved in the gold mining industry. The GDX is managed by VanEck Vectors™ ETF Trust.  The GDX trades on the NYSE Arca under the ticker symbol “GDX.”

Information provided to or filed with the SEC by the VanEck Vectors Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at www.sec.gov.

See “Reference Sponsors and Fund Descriptions—The VanEck Vectors® Gold Miners ETF” beginning on page S-27 of the accompanying underlying supplement for additional information about the GDX.

The SPDR® S&P® Oil & Gas Exploration & Production ETF

The XOP is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of publicly traded equity securities of companies included in the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “SPSIOP”). The XOP is managed by SPDR® Series Trust (the “SPDR Trust”), a registered investment company that consists of numerous separate investment portfolios, including the XOP. The XOP trades on the NYSE Arca under the ticker symbol “XOP.” Information provided to or filed with the SEC by the SPDR Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at www.sec.gov.

As of June 30, 2019, the XOP’s ten largest company holdings include: PBF Energy Inc. Class A (2.51%), Oasis Petroleum Inc. (2.34%), Whiting Petroleum Corporation (2.25%), California Resources Corp (2.24%), Marathon Petroleum Corporation (2.23%), Matador Resources Company (2.23%), HollyFrontier Corporation (2.20%), Continental Resources Inc. (2.20%), Noble Energy Inc. (2.18%) and Valero Energy Corporation (2.14%).

In addition, information about the XOP may be obtained from other sources including, but not limited to, the XOP’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the XOP is accurate or complete.

The SPSIOP

The SPSIOP is calculated, maintained and published by S&P Dow Jones Indices LLC (“SPDJI”). The SPSIOP is a modified equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P Total Markets Index™ (the “S&P TM Index”). The S&P TM Index tracks all the U.S. common stocks listed on the New York Stock Exchange (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, the Nasdaq Select Market, the Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX or Investors Exchange (IEX). The SPSIOP is reported by Bloomberg L.P. under the ticker symbol “SPSIOP.”

Index Eligibility

For purposes of membership in the SPSIOP, SPDJI applies the inclusion and exclusion criteria separately. Membership is based on a company’s GICS® classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the SPSIOP, companies must be in the S&P TM Index, must be included in the following GICS ® sub-industries: integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing, and must satisfy one of the two following combined size and liquidity criteria:

•                  have a float-adjusted market capitalization above U.S. $500 million and float-adjusted liquidity ratio above 90%; or

•                  have a float-adjusted market capitalization above U.S. $400 million and float-adjusted liquidity ratio above 150%.

Some companies may have more than one share class line in the S&P TM Index. In the SPSIOP, each company is represented once by the primary listing, which is generally the most liquid share line.

All stocks satisfying the above requirements are included in the SPSIOP. At each rebalancing, at least 35 stocks are selected for the SPSIOP. In the event that fewer than 35 stocks are selected for the SPSIOP using the eligible primary sub-industries (primary stocks), certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on a process established by SPDJI. Additionally, minimum market capitalization requirements may be relaxed for the SPSIOP to ensure that there are at least 22 stocks in the SPSIOP as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below U.S. $300 million or their float-adjusted liquidity ratio falls below 50%.

Eligibility Factors

Market Capitalization. The Market Capitalization measurement used is float-adjusted market capitalization. Under float adjustment, the share counts used in calculating the indices reflect only those shares available to investors rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies, government agencies, or other long-term strategic shareholders.

Liquidity. The liquidity measurement used is float-adjusted liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the rebalancing reference date. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalancing reference date is annualized.

Takeover Restrictions. At the discretion of SPDJI, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the SPSIOP. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the SPSIOP. SPDJI will provide up to five days advance notification of a deletion between rebalancing due to ownership restrictions.

Turnover. SPDJI believes turnover in index membership should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the SPSIOP, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the SPSIOP will not be deleted unless ongoing conditions warrant a change in the composition of the SPSIOP.

Sector Classification. The SPSIOP includes companies in the GICS® sub-industries set forth above.

Index Construction and Calculations

The SPSIOP are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The index value of the SPSIOP is simply the market value of the SPSIOP divided by the index divisor:

and

where N is the number of stocks in the index, Pi is the price of stock i, IWFi is the float factor of stock i (as defined below), and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than shorter term economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, asset managers and insurance companies with board of director representation, other publicly traded companies that hold shares for control, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans, foundations or family trusts associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, SPDJI calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the SPSIOP.

Divisor. Continuity in index values of the SPSIOP is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the SPSIOP, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the SPSIOP’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the SPSIOP. The divisor of the SPSIOP is adjusted such that the index value of the SPSIOP at an instant just prior to a change in base capital equals the index value of the SPSIOP at an instant immediately following that change.

Basket liquidity. SPDJI calculates a maximum basket liquidity weight for each constituent in the index using the ratio of its three-month median daily value traded to the theoretical portfolio value. Each constituent’s weight in the index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks.

If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, SPDJI will make no further adjustments. If the SPSIOP contain exactly 22 stocks as of the rebalancing effective date, the index is equally weighted without basket liquidity constraints.

Index Maintenance

Index maintenance will follow that of the S&P TM Index. The membership of the SPSIOP is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. However, a company will be deleted from the SPSIOP if the S&P TM Index drops the constituent. Unless a constituent deletion causes the number of companies in the index to fall below 22, no addition will be made to the index until the next rebalancing. At that time, the entire index will be rebalanced based on all eligibility criteria, including the minimum number of companies. If a constituent deletion causes the number of companies in the index to fall below 22, an addition is made assuming the weight of the dropped stock. When a stock is removed from the index at a price of $0.00, the stock’s replacement will be added to the index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.  In case of GICS® changes, where a company does not belong to the regional banks sub-industry after the classification change, it is removed from the index at the next rebalancing.

The treatment of corporate actions is the same as in the S&P TM Index. In case of a spin-off, generally both the parent company and spin-off companies will remain in the index until the next rebalancing, regardless of whether they conform to the theme of the index. When there is no market-determined price available for the spin-off company, the spin-off company is added to the index at zero price at the close of the day before the ex-date. In the case of a rights offering, the price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The number of the company’s shares in the index is changed so that its weight remains the same as its weight before the rights offering. In case of stock dividend, stock split or reverse stock split, the number of the company’s shares in the index is multiplied by and price is divided by the split factor. Share issuance, share repurchase, equity offering or warrant conversion will not cause an index adjustment. When special dividends are paid, the price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.

Historical Performance of the Funds

The following graphs set forth daily Closing Prices of the Funds for the period from January 1, 2014 to August 28, 2019. We obtained the Closing Prices below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of a Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of any Fund at any time during the term of the notes, including the Coupon Determination Dates. We cannot give you assurance that the performance of the Funds will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-51 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.  The Issuer will report periodic payments designated as interest as ordinary income to U.S. Holders.

The constructive ownership rules of Section 1260 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) could possibly apply to securities that have a term in excess of one year and reference a “pass-thru entity” (as defined in Section 1260(c)(2) of the Code). Examples of “pass-thru entities” include (but are not limited to) regulated investment companies (e.g., most exchange-traded funds including the Funds), real estate investment trusts, passive foreign investment companies and partnerships. If the securities were subject to Section 1260 of the Code, then, among other consequences, all or a portion of any long-term capital gain that you realize upon the sale, redemption or stated maturity of the securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such recharacterized amount) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased interests in the ETF on the date that you purchased the securities and sold those interests on the date of the sale, redemption or stated maturity of the securities. You should consult your tax advisor about the potential application of Section 1260 of the Code to the securities.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should not be considered to have a delta of 1.0, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the notes; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. Jefferies or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. Jefferies may receive a commission of up to $40 (4%) per $1,000 principal amount of the notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to Issuer” to be specified on the cover hereof will reflect the aggregate of the underwriting discounts per note at the time CIBC established any hedge positions prior to the Trade Date, which may be variable and fluctuate depending on market conditions at such times.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, Jefferies may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless Jefferies or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by Jefferies in a market-making transaction.

While Jefferies may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)                               the expression “retail investor” means a person who is one (or more) of the following:

(i)           a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)        a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)     not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended); and

(b)                                 the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which Jefferies or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.